UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House,

2 Church Street

Hamilton HM11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

UPDATE ON NASDAQ LISTING

On September 30, 2024, Altamira Therapeutics Ltd. (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that it no longer complied with Rule 5550(a)(2) of Nasdaq’s Listing Rules (the “Rules”), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), because the bid price of the Company’s listed securities has closed at less than $1.00 per share over the previous 30 consecutive business days, from August 16, 2024 through September 27, 2024. The letter stated that the Company is not eligible for any cure period due to the fact that the Company effectuated one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one. The Company intends to appeal this determination to a hearing panel (the “Panel”). The hearing request will result in a stay of any suspension or delisting action pending the hearing. There can be no assurance that the Panel will grant the Company’s request for continued listing or that any extension will be granted by the Panel.

On October 4, 2024, the Company issued a press release announcing the non-compliance with the Minimum Bid Price Requirement. The full text of the press release is attached to this Report on Form 6-K as Exhibit 99.1.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “projects,” “may,” “will,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “potential,” “promise” or similar references to future periods. Examples of forward-looking statements in this Report on Form 6-K include, without limitation, statements regarding the Company’s intent or ability to regain compliance with the Minimum Bid Price Requirement, the outcome of the Nasdaq hearing and appeal process, and the anticipated actions by the Nasdaq staff and the Company’s responses and their anticipated outcome, and the ability for the common shares to remain listed on Nasdaq. Any forward-looking statements in this Report on Form 6-K are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-249347, 333-261127, 333-264298, 333-267584, 333-272338, and 333-276427) and Form S-8 (Registration Numbers 333-232735, 333-252141, and 333-278595) of Altamira Therapeutics Ltd. (formerly Auris Medical Holding Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Press release, dated October 4, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

	By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: October 4, 2024

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